ARM HOLDINGS PLC Form of Proxy - Annual General Meeting to be held on 9 September 2026 Kindly Note: This form is issued only to the addressee(s) and is specific to the unique designated account printed hereon. This personalised form is not transferable between different: (i) account holders; or (ii) uniquely designated accounts. The Company and Computershare Investor Services PLC accept no liability for any instruction that does not comply with these conditions. Explanatory Notes: 1. Every holder has the right to appoint some other person(s) of their choice, who need not be a shareholder, as his proxy to exercise all or any of his rights, to attend, speak and vote on their behalf at the meeting. If you wish to appoint a person other than the chair of the meeting, please insert the name of your chosen proxy holder in the space provided (see reverse). If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder's name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. If returned without an indication as to how the proxy shall vote on any particular matter, the proxy will exercise his discretion as to whether, and if so how, he votes (or if this proxy form has been issued in respect of a designated account for a shareholder, the proxy will exercise his discretion as to whether, and if so how, he votes). 2. To appoint more than one proxy, an additional proxy form(s) may be obtained by contacting the Registrar's helpline on 0370 702 0000 or you may photocopy this form. Please indicate in the box next to the proxy holder's name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by marking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope. 3. The 'Vote Withheld' option overleaf is provided to enable you to abstain on any particular resolution. However, it should be noted that a 'Vote Withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'For' and 'Against' a resolution. 4. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the Register of Members of the Company at close of business on the day which is two days before the day of the meeting. Changes to entries on the Register of Members after that time shall be disregarded in determining the rights of any person to attend and vote at the meeting. 5. To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via a designated voting platform, any such messages must be received by the issuer's agent prior to the specified deadline within the relevant system. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the relevant designated voting platform) from which the issuer's agent is able to retrieve the message. The Company may treat as invalid a proxy appointment sent via a designated voting platform in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. 6. The above is how your address appears on the Register of Members. If this information is incorrect please ring the Registrar's helpline on 0370 702 0000 to request a change of address form or go to www.investorcentre.co.uk to use the online Investor Centre service. 7. Any alterations made to this form should be initialled. 8. The completion and return of this form will not preclude a member from attending the meeting and voting in person. To be effective, all proxy appointments must be lodged with the Company’s Registrars at: Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY by 7 September 2026 at 3.00 pm (BST). Cast your Proxy online...It's fast, easy and secure! www.investorcentre.co.uk/eproxy You will be asked to enter the Control Number, Shareholder Reference Number (SRN) and PIN shown opposite and agree to certain terms and conditions. Attendance Card Please bring this card with you to the Meeting and present it at Shareholder registration/accreditation. The chair of the meeting of Arm Holdings plc invites you to attend the Annual General Meeting of the Company to be held at 110 Fulbourn Road, Cambridge CB1 9NJ on 9 September 2026 at 3.00 pm (BST). Shareholder Reference Number Please detach this portion before posting this proxy form. Register at www.investorcentre.co.uk - elect for electronic communications & manage your shareholding online! PIN: SRN: Control Number: 921631 201654_259244_RUN_ONS/000001/000001/SG601//i

Poll Card Signature Form of Proxy Please complete this box only if you wish to appoint a third party proxy other than the chair of the meeting. Please leave this box blank if you want to select the chair of the meeting. Do not insert your own name(s). I/We hereby appoint the chair of the meeting OR the person indicated in the box above as my/our proxy to attend, speak and vote in respect of my/our full voting entitlement* on my/our behalf at the Annual General Meeting of Arm Holdings plc to be held at 110 Fulbourn Road, Cambridge CB1 9NJ on 9 September 2026 at 3.00 pm (BST), and at any adjourned meeting. * For the appointment of more than one proxy, please refer to Explanatory Note 2 (see front). Please mark here to indicate that this proxy appointment is one of multiple appointments being made. I/We instruct my/our proxy as indicated on this form. Unless otherwise instructed the proxy may vote as he or she sees fit or abstain in relation to any business of the meeting. Signature Date In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by an attorney or officer duly authorised, stating their capacity (e.g. director, secretary). Ordinary Resolutions For Against Vote Withheld 1. To receive the accounts of the Company for the financial year ended 31 March 2026 together with the reports of the directors and the auditors of the Company thereon (the “Annual Report and Accounts”). 2. To receive and approve the directors’ remuneration policy, as set out on pages 48 to 58 of the Annual Report and Accounts (the “2026 Directors’ Remuneration Policy”), such policy to take effect from the date on which this resolution is passed. 3. To receive and approve the directors’ remuneration report (other than the 2026 Directors’ Remuneration Policy), as set out on pages 46 to 69 of the Annual Report and Accounts, for the financial year ended 31 March 2026. 4. To re-appoint Deloitte LLP as auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s annual accounts and reports are laid before the Company. 5. To authorise the audit committee of the board of directors of the Company to fix the remuneration of the auditors of the Company. 6. To re-elect Masayoshi Son as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election. 7. To re-elect Rene Haas as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election. 8. To re-elect Ronald D. Fisher as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election. 9. To re-elect Jeffrey A. Sine as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election. 10. To re-elect Karen E. Dykstra as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering herself for re-election. 11. To re-elect Rosemary Schooler as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering herself for re-election. 12. To re-elect Paul E. Jacobs as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election. 13. To re-elect Young Sohn as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election. Ordinary Resolutions For Against Vote Withheld 1. To receive the accounts of the Company for the financial year ended 31 March 2026 together with the reports of the directors and the auditors of the Company thereon (the “Annual Report and Accounts”). 2. To receive and approve the directors’ remuneration policy, as set out on pages 48 to 58 of the Annual Report and Accounts (the “2026 Directors’ Remuneration Policy”), such policy to take effect from the date on which this resolution is passed. 3. To receive and approve the directors’ remuneration report (other than the 2026 Directors’ Remuneration Policy), as set out on pages 46 to 69 of the Annual Report and Accounts, for the financial year ended 31 March 2026. 4. To re-appoint Deloitte LLP as auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s annual accounts and reports are laid before the Company. 5. To authorise the audit committee of the board of directors of the Company to fix the remuneration of the auditors of the Company. 6. To re-elect Masayoshi Son as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election. 7. To re-elect Rene Haas as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election. For Against Vote Withheld 8. To re-elect Ronald D. Fisher as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election. 9. To re-elect Jeffrey A. Sine as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election. 10. To re-elect Karen E. Dykstra as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering herself for re-election. 11. To re-elect Rosemary Schooler as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering herself for re-election. 12. To re-elect Paul E. Jacobs as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election. 13. To re-elect Young Sohn as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election. 196H 30 GHA To be completed only at the AGM if a Poll is called. * Please use a black pen. Mark with an X inside the box as shown in this example. In the case of a Corporation, a letter of representation will be required (in accordance with S323 of the Companies Act 2006) unless this has already been lodged at registration.